UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
☐    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 1-11437

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
LOCKHEED MARTIN CORPORATION
HOURLY EMPLOYEE SAVINGS PLAN PLUS
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Hourly Employee Savings Plan Plus
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Lockheed Martin Corporation
Hourly Employee Savings Plan Plus

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employees Savings Plan Plus (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held as of year end) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

/s/ Mitchell & Titus, LLP
Washington, D.C.
June 24, 2024

Lockheed Martin Corporation Hourly Employee Savings Plan Plus
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2023	2022
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments at fair value	$1,284,454	$1,413,041
Investment in fully benefit-responsive investment contracts at contract value	210,488	241,690
Receivables:
Notes receivable from participants	41,161	49,232
Total assets	1,536,103	1,703,963

Liabilities
Administrative expenses payable	174	221
Total net assets available for benefits	$1,535,929	$1,703,742
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended
December 31, 2023
Net assets available for benefits at beginning of year	$1,703,742
Additions to net assets:
Contributions:
Participant	71,064
Employer	27,226
Total contributions	98,290
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	143,729
Interest income on notes receivable from participants	2,663
Total additions	244,682
Deductions from net assets:
Distributions and withdrawals	180,189
Administrative expenses	1,579
Total deductions	181,768

Change in net assets	62,914

Transfer to other plan	(230,727)

Net assets available for benefits at end of year	$1,535,929
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus
Notes to Financial Statements
1. Description of the Plan
The following description of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering hourly employees in groups to which the Plan is extended by Lockheed Martin Corporation (Lockheed Martin or the Corporation), including employees in the U.S. and certain U.S. citizens working abroad. Covered employees are eligible to enroll in the Plan after completion of the waiting period determined by their collective bargaining agreement.
The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the ESOP Fund and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.
The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The record keeper is Empower. Lockheed Martin is the Plan Sponsor and the Plan Administrator.
Certain represented employees stopped participating in the Plan and began participating in the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees (PSP). In 2023, most of these employees had their account balances in the Plan transferred to the PSP. Account balances of those employees with more than one outstanding loan from any plan sponsored by the Corporation or a qualified domestic relations order (QDRO) hold under the Plan were not immediately transferred; however, these account balances are subject to transfer to the PSP when the loans are repaid and the QDROs are resolved. During 2023, assets of the Plan in the amount of $230.7 million were transferred to the PSP.
Contributions
Collective bargaining agreements determine the maximum employee contributions, based on a flat dollar amount, and the employer matching contributions. Contributions may be made on a before-tax, after-tax, or Roth 401(k) basis or in any combination, and are subject to certain regulatory limitations or bargaining agreement limitations. In general, participant contributions that are eligible for an employer match and contributions that are not eligible for an employer match range from $1 up to the annual IRS limits weekly. Participants in certain bargaining units are permitted to make before-tax and Roth 401(k) contributions up to the annual IRS limits and after-tax contributions up to the limit on annual additions under Code Section 415. Pursuant to the applicable collective bargaining agreements, certain participants may contribute additional sources of income to the Plan, such as ratification bonuses, cost of living adjustments, lump sum wage supplement payments, and, with respect to Sikorsky Aircraft Corporation (Sikorsky) participants, Individual Medical Account (IMA) funds. Participants from eligible business units generally receive an employer matching contribution equal to 50-60% of participant contributions (75% of Sikorsky participants’ IMA contributions), subject to certain limitations as stipulated in the Plan document. Certain Sikorsky participants receive an employer nonelective contribution equal to 4% of gross earnings (as defined in the collective bargaining agreement) and/or between $0.75 and $2.00 per hour of service per week, up to 40 hours of service per week and 2,080 hours of service per calendar year. The Plan permits catch-up contributions for participants age 50 or older as of the end of the calendar year. Substantially all employer contributions are made in cash. Participants are immediately vested in all employer contributions.
Contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 6 times per calendar quarter. Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.
An option available to participants is the self-directed brokerage account (SDBA), whereby a participant may elect to invest the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments of the participant’s choosing. A participant’s initial transfer to the SDBA must be at least $500, and subsequent transfers must be at least $500. No distributions, withdrawals, or loans may be made directly from the assets in the SDBA, unless the participant requests a lump sum distribution after termination of employment.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer’s matching and non-elective contributions, as applicable, and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.
Notes Receivable from Participants
Participants may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.
Plan Termination
Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments in the Master Trust are primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully benefit-responsive investment contracts.
Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gains from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses
Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.
3. Master Trust
General
The Plan’s interest in the Master Trust is stated at the value of the underlying net assets in the Master Trust. The realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s earnings, which include unrealized gains and losses, investment income and plan expenses.
The following table presents the Plan’s interest in the Master Trust balance as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023		December 31, 2022
	Master Trust Balance	Plan’s Interest in Master Trust Balance	Master Trust Balance	Plan’s Interest in Master Trust Balance

Cash and cash equivalents and short-term investment fund	$958,996	$30,592	$817,314	$30,493
Common and preferred stocks	6,221,896	170,563	5,208,438	163,001
Common stocks - Lockheed Martin	12,044,155	371,949	13,317,355	464,635
Common/collective trusts (a)	23,484,404	617,028	20,308,032	663,434
Registered investment companies (mutual funds)	214,228	8,255	283,602	11,123
Corporate debt securities	665,874	23,766	537,006	21,864
U.S. Government securities	521,496	20,349	379,361	16,979
Other investments (b)	249,183	9,134	162,738	7,043
Self-directed brokerage account	2,175,392	46,383	1,661,060	35,943
Total investments at fair value (c)(d)	46,535,624	1,298,019	42,674,906	1,414,515

Fully benefit-responsive investment contracts at contract value	5,104,985	210,488	5,131,364	241,690

Plus:
Due from broker for securities sold	2,782	81	6,343	220
Accrued interest and dividends	36,626	1,070	25,936	899
Other receivables (e)	121,470	3,548	6,508	226
Less:
Due to broker for securities purchased	(42,539)	(1,243)	(78,807)	(2,730)
Accrued expenses	(123,935)	(3,620)	(39,440)	(1,367)
Other payables (e)	(8,108)	(237)	—	—

Total net assets (d)	$51,626,905	$1,508,106	$47,726,810	$1,653,453
(a)Includes 103-12 investment entities.
(b)Includes auto loans, bank loans, collateralized mortgage obligations, government agencies and credit card loans.
(c)The Plan’s reported total investments at fair value as of December 31, 2023 and 2022 has a variance of $13.6 million and $1.5 million, respectively, to the reported Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust of

Investments at fair value on the Statements of Net Assets Available for Benefits (see page 3). These amounts are the net result between certain accruals recorded by either the Master Trust or the Plan separately at year-end.
(d) The total investments at fair value and total net assets on the Master Trust’s balance included $1.4 million and $2.2 million of the Allcomp Inc. 401(k) Profit Sharing Plan balance as of December 31, 2023, respectively. Effective April 19, 2022, this Plan became a participating plan in the Master Trust. Since the Plan has less than 100 participants, an audit is not required and a financial statement was not necessary.
(e)Includes unsettled trades, other receivables/payables, market values on foreign currency, other cash positions on futures.
The Plan, through the Master Trust, invests in the Lockheed Martin Investment Management Company (LMIMCo) Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide the realized and unrealized gains and losses on the underlying investments that are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value.
In certain circumstances, the amount withdrawn from the investment contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.
The Master Trust invests in a Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, which is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.
In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin Stock Fund, ESOP Fund, and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the LMIMCo Stable Value Fund or the Corporation. The LMIMCo Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the LMIMCo Stable Value Fund for income lost due to any such advance by paying interest on such advance. The interest is compounded daily based on an annual rate equal to the interest crediting rate of the short-term investment portion of the LMIMCo Stable Value Fund. The Lockheed Martin Stock Fund and ESOP Fund may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2023 and 2022, there were no such advances payable to the Corporation. Occasionally, the Master Trust invests in derivative financial instruments for liquidity or asset allocation purposes. As of December 31, 2023 and 2022, there were no material investments in derivatives.
Fair Value of Assets
The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.
The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:
•     Level 1 – Quoted prices in active markets for identical assets and liabilities;

•     Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
•    Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.
The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2023 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short-term investment fund	$67,670	$891,326	$958,996
Common and preferred stocks	6,221,445	451	6,221,896
Common stocks - Lockheed Martin	12,044,155	—	12,044,155
Common/collective trusts (a)	—	23,484,404	23,484,404
Registered investment companies (mutual funds)	214,228	—	214,228
Corporate debt securities	—	665,874	665,874
U.S. Government securities	—	521,496	521,496
Other investments (b)	—	249,183	249,183
Self-directed brokerage account	2,175,392	—	2,175,392
Total investment assets at fair value	$20,722,890	$25,812,734	$46,535,624
Payables, net			(13,704)
Fully benefit-responsive investment contracts at contract value			5,104,985
Total net assets			$51,626,905
Interest and dividend income earned by the Master Trust for the year ended December 31, 2023 was 742.9 million. The net appreciation for the year ended December 31, 2023 was 4.5 billion.
The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2022 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short-term investment fund	$49,414	$767,900	$817,314
Common and preferred stocks	5,207,312	1,126	5,208,438
Common stocks - Lockheed Martin	13,317,355	—	13,317,355
Common/collective trusts (a)	—	20,308,032	20,308,032
Registered investment companies (mutual funds)	283,602	—	283,602
Corporate debt securities	—	537,006	537,006
U.S. Government securities	—	379,361	379,361
Other investments (b)	—	162,738	162,738
Self-directed brokerage account	1,661,060	—	1,661,060
Total investment assets at fair value	$20,518,743	$22,156,163	$42,674,906
Payables, net			(79,460)
Fully benefit-responsive investment contracts at contract value			5,131,364
Total net assets			$47,726,810
(a)Includes 103-12 investment entities
(b)Includes auto loans, bank loans, collateralized mortgage obligations, government agencies and credit card loans.
Valuation Techniques
Cash equivalents and short-term investment funds categorized as Level 1 are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value. Cash equivalents and short-term investment funds categorized as Level 2 are short-term government securities consisting of U.S. Treasuries and U.S. agency issues.

Common and preferred stocks categorized as Level 1 are traded on active national and international exchanges and are valued at closing prices on the last trading day of the year. For common and preferred stocks not traded on an active exchange, or if the closing price is not available, the Trustee obtains indicative quotes from a pricing vendor, broker or investment manager. These stocks are categorized as Level 2 if the custodian obtains corroborated quotes from a pricing vendor.
Common/collective trusts (CCTs) and registered investment companies (e.g., mutual funds, exchange-traded funds (ETFs), etc.) are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCTs. CCTs are traded at NAV, determined daily or monthly. CCTs are categorized as Level 2 because the NAVs, although readily determinable, are not published on an active exchange nor publicly available. Registered investment companies are traded at NAV, determined and published daily, and are categorized as Level 1.
Corporate debt securities, U.S. Government securities and other investments categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.
SDBA investments categorized as Level 1 are primarily cash equivalents, common stock, ETFs, and mutual funds. As of December 31, 2023 and 2022, this account included Lockheed Martin common stock of $19.7 million and $15.0 million, respectively.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. Parties-in-Interest Transactions
The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
The Master Trust held 26,573,459 and 27,374,366 shares of the Corporation’s common stock as of December 31, 2023 and 2022, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $328.7 million for the year ended December 31, 2023.
The Master Trust engages certain divisions of State Street Corporation for different services. State Street Bank and Trust Company is engaged by the Master Trust as its trustee and to provide custodial services. State Street Global Markets, LLC provides brokerage services while State Street Global Advisors (SSgA) provides investment management and is an independent fiduciary for the Company Stock Fund and the ESOP Fund. Additionally, SSgA manages the money market portfolio of the LMIMCo Stable Value Fund and the Master Trust uses the State Street Government Short Term Investment Fund (managed by SSgA) as its sweep vehicle.
The Master Trust invests in common stock from Charles Schwab Corporation, who provides the brokerage services for the Self-Directed Brokerage Account (SDBA) investment option under the Plan.
The Master Trust owed the Corporation $5.8 million and $6.0 million as of December 31, 2023 and 2022, respectively for certain expenses paid by the Corporation in providing services to the Plan and certain other plans.
In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
5. Income Tax Status
The IRS has determined and informed the Corporation by letter dated October 17, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Under current IRS determination letter procedures, there is no opportunity for the Plan to obtain a more recent letter from the IRS. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.
GAAP requires management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2020.
In April of 2022, the Plan was selected for examination by the IRS with respect to the Form 5500s filed for the 2019 and 2020 plan years. In March of 2023, the IRS completed its examination of the Plan and accepted the Form 5500s as filed.
6. Reconciliation of Financial Statements to Form 5500
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. This difference in presentation resulted in net assets available for plan benefits reported in the financial statements were $8.1 million and $13.4 million greater than the amount reported on the Form 5500 as of December 31, 2023 and 2022, respectively, due to the difference between fair value and contract value of fully benefit-responsive investment contracts.
Interest in net investment gain of the Master Trust reported in the financial statements is $6.6 million less than the amount reported on Form 5500 for the year ended December 31, 2023. Administrative expenses reported in the financial statements are $1.4 million greater than the amounts reported on Form 5500 and interest income on notes receivable from participants reported in the financial statements is $2.7 million greater than the amounts reported on Form 5500 for the year ended December 31, 2023. These differences arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. Interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the difference between fair value and contract value of fully benefit-responsive investment contracts.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus
Employer Identification Number 52-1893632, Plan Number 018
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
(in thousands)

	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
(a)
*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.5%; varying maturities	$—	$41,161
*    Party-in-interest for which a statutory exemption exists.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus, by Lockheed Martin Corporation as Plan Administrator

Date: June 24, 2024	by: /s/ Nicholas Lossia
Nicholas Lossia Vice President, Total Rewards